# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Arcos Dorados Holdings Inc., CIK 0001508478
CUSIP: G0457F107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: RIO NEGRO 1338, FIRST FLOOR, MONTEVIDEO, Uruguay (X3), 11300
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-21-066088
Filed by CIK 0001899421

## Reporting persons
- Fideicomiso de Administracion con Derecho de Reversion Identificado con el Numero F/3871: type of reporting person: other (OO); citizenship or place of organization: Mexico (O5); sole voting power 8,796,607; shared voting power 0; sole dispositive power 8,796,607; shared dispositive power 0; aggregate amount beneficially owned 8,796,607 (6.73% of the class)
  Comment: All shares of Class A Common Stock of Arcos Dorados Holdings Inc. (the "Issuer") held by Fideicomiso de Administracion con Derecho de Reversion Identificado con el Numero F/3871 ("Trust F/3871") may be deemed to be beneficially owned by David Coppel Calvo as administrator of Trust F/3871.
  
  Line 11 is based on the total number of shares of the Issuer's Class A Common Stock outstanding as of September 30, 2024, as reported in the Issuer's Form 6-K filed on November 13, 2024.
- Contrato de Fideicomiso de Administracion con Derecho de Reversion Numero F/3989: type of reporting person: other (OO); citizenship or place of organization: Mexico (O5); sole voting power 686,787; shared voting power 0; sole dispositive power 686,787; shared dispositive power 0; aggregate amount beneficially owned 686,787 (0.53% of the class)
  Comment: All shares of Class A Common Stock of the Issuer held by Contrato de Fideicomiso de Administracion con Derecho de Reversion Numero F/3989 ("Trust F/3989") may be deemed to be beneficially owned by David Coppel Calvo as he holds sole power to decide and give investment orders on Trust F/3989.
  
  Line 11 is based on the total number of shares of the Issuer's Class A Common Stock outstanding as of September 30, 2024, as reported in the Issuer's Form 6-K filed on November 13, 2024.
- David Coppel Calvo: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); sole voting power 9,483,394; shared voting power 0; sole dispositive power 9,483,394; shared dispositive power 0; aggregate amount beneficially owned 9,483,394 (7.26% of the class)
  Comment: All Class A Common Stock of the Issuer held by Trust F/3871 and Trust F/3989 (the "Trusts") may be deemed to be beneficially owned by David Coppel Calvo as administrator of Trust F/3871 and as he holds sole power to decide and give investment orders on Trust F/3989.
  
  Line 11 is based on the total number of shares of the Issuer's Class A Common Stock outstanding as of September 30, 2024, as reported in the Issuer's Form 6-K filed on November 13, 2024.

## Item 1. Issuer
Name of issuer: Arcos Dorados Holdings Inc.
Address of issuer's principal executive offices: Rio Negro 1338, First Floor, Montevideo, Uruguay, 11100

## Item 2. Person Filing
Name of person filing: Fideicomiso de Administracion con Derecho de Reversion Identificado con el Numero F/3871 ("Trust F/3871"), Contrato de Fideicomiso de Administracion con Derecho de Reversion Numero F/3989 ("Trust F/3989") and David Coppel Calvo (together, "Reporting Persons")
Address of principal business office or, if none, residence:
Trust F/3871 -- Banco Invex, S.A.
Blvd. Manuel Avila Camacho 40 - piso 9
Col. Lomas de Chapultepec III seccion
Del. Miguel Hidalgo, C.P. 11000
Ciudad de Mexico, Mexico

Trust F/3989 -- Banco Invex, S.A.
Blvd. Manuel Avila Camacho 40 - piso 9
Col. Lomas de Chapultepec III seccion
Del. Miguel Hidalgo, C.P. 11000
Ciudad de Mexico, Mexico

Mr. Coppel Calvo -- Av. Kiki Murillo 101 - 20
Col. La Primavera, C.P. 80300
Culiacan, Sinaloa, Mexico.
Citizenship:
The Trusts are organized under the laws of the United Mexican States.

Mr. Coppel Calvo is a citizen of the United Mexican States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement among the Reporting Persons, dated January 29, 2025

## Signatures
- Fideicomiso de Administracion con Derecho de Reversion Identificado con el Numero F/3871: /s/ INVEX S.A., as Trustee, Francisco Javier Martinez Garcia and Pedro Izquierdo Rueda, Trustee, Delegado Fiduciario and Delegado Fiduciario (02/04/2025)
- Contrato de Fideicomiso de Administracion con Derecho de Reversion Numero F/3989: /s/ INVEX S.A., as Trustee, Francisco Javier Martinez Garcia and Pedro Izquierdo Rueda, Trustee, Delegado Fiduciario and Delegado Fiduciario (02/04/2025)
- David Coppel Calvo: /s/ David Coppel Calvo, DAVID COPPEL CALVO (02/04/2025)